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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                    Under the Securities Exchange Act of 1934
                          (Amendment No. ____1_______)*

                              Antex Biologics, Inc.
-------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, $.01 par value per share
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   03672W-100
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                                 (CUSIP Number)

                                December 31, 2002
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             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
[ ]   Rule 13d-1(b)
[X]   Rule 13d-1(c)
[ ]   Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




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-------------------------------------------------------------------------------
CUSIP No. 03672W-100
-------------------------------------------------------------------------------
          1.   Names of Reporting Persons.
               I.R.S. Identification Nos. of above persons (entities only).
               The Harbor Trust           TIN 25-6381634
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          2.   Check the Appropriate Box if a Member of a Group
               (See Instructions)
               (a)
               (b)
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          3.   SEC Use Only
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          4.   Citizenship or Place of Organization    Trust organized
               under the laws of New York
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Number of      5.   Sole Voting Power        1,081,582
Shares         ----------------------------------------------------------------
Beneficially   6.   Shared Voting Power
Owned by       ----------------------------------------------------------------
Each           7.   Sole Dispositive Power   1,081,582
Reporting      ----------------------------------------------------------------
Person With    8.   Shared Dispositive Power
-------------------------------------------------------------------------------
          9.   Aggregate Amount Beneficially Owned by Each Reporting
               Person     1,081,582
-------------------------------------------------------------------------------
         10.   Check if the Aggregate Amount in Row (9) Excludes Certain
               Shares (See Instructions)
-------------------------------------------------------------------------------
         11.   Percent of Class Represented by Amount in Row (9)    8.58%
-------------------------------------------------------------------------------
         12.   Type of Reporting Person (See Instructions)           OO
-------------------------------------------------------------------------------






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This Amendment No. 1 to statement of beneficial ownership on Schedule 13G (the
"Amendment") with respect to the common stock, par value $.01 per share (the "Common Stock"), of Antex Biologics Inc. (the "Issuer"), is being filed by The Harbor Trust (the "Trust").

Item 1.

          (a)  The name of the Issuer is Antex Biologics Inc.

          (b)  The principal executive offices of the Issuer are located at:

                  300 Professional Drive
                  Gaithersburg, MD 20879

Item 2.

          (a)  The person filing this Amendment is the Trust.

          (b)  The Trust's address is

                  c/o Margie Chassman, Trustee
                  445 West 23rd Street, Apt. 16E
                  New York, NY 10011

          (c) The Trust is a trust organized under the laws of the State of New York.

          (d) The class of securities covered by this Amendment is the Issuer's Common Stock.

          (e)  The CUSIP Number of the Common Stock is 03672W-100.


Item 3.  Not Applicable.



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Item  4.  Ownership

         (a) The amount of Common Stock beneficially owned by the Trust is 1,081,582 shares.

         (b) The percentage of the Common Stock owned by the Trust is 8.58%.

         (c) The Trust has the sole power to vote and dispose of the shares of Common Stock covered by this Amendment.

Item 5.  Ownership of Five Percent or Less of a Class

         Not Applicable.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person

         Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By its Parent Holding Company or Control Person

         Not Applicable.

Item 8.  Identification and Classification of the Members of the Group

         Not Applicable.

Item 9.  Notice of Dissolution of Group

         Not Applicable.

Item 10. Certification

         (a)  Not Applicable.

         (b) By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with



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the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                              February 14, 2003
                                              ----------------------------
                                              Date


                                              /s/ Margie Chassman, Trustee
                                              ----------------------------
                                                  Signature


                                              Margie Chassman, Trustee
                                              ----------------------------
                                              Name